

December 8, 2010

Via U.S. Mail and facsimile to (952) 930-1803

Edward R. Cameron
President and Chief Executive Officer
Appliance Recycling Centers of America, Inc.
7400 Excelsior Boulevard
Minneapolis, Minnesota 55426-4517

> **Re: Appliance Recycling Centers of America, Inc.**
> **Form 10-K for Fiscal Year Ended January 2, 2010**
> **Filed March 18, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **Forms 10-Q for Fiscal Quarters Ended April 3, 2010 and July 3, 2010**
> **Filed May 18, 2010 and August 16, 2010**
> **File No. 000-19621**

Dear Mr. Cameron:

We have reviewed your response letter dated November 22, 2010 and have the following comments.

Form 10-K For the Fiscal Year Ended January 2, 2010

Note 13. Shareholders' Equity, page 52

1. We note your response to prior comment 10 and your conclusion that the warrant to purchase 248 shares of common stock with anti-dilution provisions that provides settlement in an indeterminate number of shares did not meet all the requirements of a derivative liability. Despite your determination of the financial instrument not meeting all the criteria to qualify as a derivative liability, the warrant should still be evaluated to determine whether it should be accounted for as a liability or equity. Please explain how you reasonably concluded equity classification was appropriate in-light of the settlement terms that do not provide an explicit share limit. Reference is made FASB ASC 815-40-25-26.

Exhibits 31.1 and 31.2

2. We note your response to prior comment 13. Please also include with your amended Form 10-K your financial statements and the certifications required by Section 1350 of

Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350). See Exchange Act Rule 12b-15.

Definitive Proxy Statement on Schedule 14A

Proposal One – Election of Directors, page 6

Nominees, page 7

3. We note your response to prior comment 14. In future filings, please state in the introductory paragraph in this section that the biographies for your nominees for director disclose the specific experience, qualifications, attributes or skills that led to your conclusion that each nominee for directors should serve as your director. Also discuss in greater detail in each biography that these applicable factors led to this conclusion. For guidance see Question 116.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Regulation S-K), which is available on our website.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Charles Lee, Attorney-Advisor, at (202) 551-3427, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 if you questions regarding comments on legal matters. You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 if you have any other questions.

Sincerely,
James Allegretto for
Andrew Mew
Accounting Branch Chief

cc: Jeff Cammerrer